DESCRIPTION OF SECURITIES OF UNIVAR SOLUTIONS INC. REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following description sets forth certain material terms and provisions of our securities that are registered under Section 12 of the Securities Exchange Act of 1934. The following description is a summary that is not complete and is qualified in its entirety by reference to the Delaware General Corporation Law (the “DGCL”), the Company’s Third Amended and Restated Certificate of Incorporation (as amended from time to time, the “Certificate of Incorporation”) and the Company’s Third Amended and Restated Bylaws (as amended from time to time, the “Bylaws”).

General

        The Company’s authorized capital stock consists of 2,000,000,000 shares of common stock, par value $0.01 per share and 200,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Voting. Each share of common stock is entitled to one vote upon all matters to be voted on by the holders of the common stock.

Dividends. Holders of the Company’s stock are entitled to receive, on a pro rata basis, all dividends, if any, payable with respect to the common stock that the Company’s board may declare out of legally available funds. Any dividends declared by the Company’s board are subject to any applicable provisions of law and the Certificate of Incorporation (as defined below).

Liquidation, Dissolution and Winding Up. Subject to any rights or preferences of the preferred stock (as fixed by resolutions, if any, from the board), upon liquidation (whether voluntary or involuntary), dissolution or winding up of the affairs of the Company, or upon any distribution of the assets of the Company, the holders of the Company’s common stock are entitled to receive, pro rata, all of the assets of the Company.

Preemptive or Other Rights. The common stock has no preemptive or other subscription rights and there are no other conversion rights or redemption or sinking fund provisions with respect to the shares.

Election of Directors. The Company’s directors are elected annually. Prior to August 17, 2018, the Company’s directors were divided into three classes (Class I, Class II, Class III) and were elected for three-year terms. Beginning at the Company’s 2019 annual meeting, directors will be elected for one-year terms. Directors elected on or prior to the Company’s 2018 annual meeting will serve out their original three-year terms. Directors are elected by a plurality of votes cast. Stockholders do not have the right to cumulate their votes for the election of directors.

Preferred Stock

The board may issue, without further authorization from the Company’s stockholders, up to 200,000,000 shares of preferred stock in one or more classes or series. With respect to any such class or series, the board of directors may determine at the time of creating such class or series:

•voting powers;
•designations;
•preferences;
• relative, participating, optional or other special rights; and
•the qualifications, limitations or restrictions thereof.

Further, within the limits and restrictions stated in any resolution or resolutions of the board originally fixing the number of shares constituting any such class or series, the board is authorized to increase or decrease (but not below the number of shares of such class or series then outstanding) the number of shares of any such class or series subsequent to the issue of shares of that class or series.

Warrants
In connection with the closing of the Nexeo acquisition, the Company assumed 50.0 million warrants to purchase shares of Nexeo common stock, equivalent to 25.0 million shares of Nexeo common stock with an estimated aggregate fair value of $26.0 million at the February 28, 2019 closing date. Each warrant was converted into the right to receive, upon exercise, 0.1525 shares of the Company’s common stock and $1.51 in cash, which represents the merger consideration that would have been payable in respect of the one-half (1/2) share of Nexeo common stock that the holder of each warrant would have been entitled to receive had such holder exercised such warrant immediately prior to the effective time of the Nexeo acquisition, pursuant to the terms and conditions specified in the warrants and the Warrant Agreement, dated as of June 5, 2014, by and between WL Ross Holding Corp and Continental Stock Transfer & Trust Company, filed as Exhibit 4.1 to Nexeo’s Current Report on Form 8-K filed with the SEC on June 16, 2014 (the “Nexeo Warrant Agreement”). Effective February 28, 2019, the Company appointed Equiniti Trust Company (“Equiniti”) as successor warrant agent pursuant to Section 8.2.1 (Appointment of Successor Warrant Agent) of the Nexeo Warrant Agreement, and Equiniti assumed the obligations of the Warrant Agent under the Nexeo Warrant Agreement.

The Company may call the warrants for redemption: in whole and not in part; at a price of $0.01 per warrant; upon not less than 30 days’ prior written notice of redemption to each warrant holder; and if, and only if, the last reported sale price of the common stock equals or exceeds $68.79 per share for any 20 trading days within a 30 trading day period ending three business days before the Company sends the notice of redemption to the warrant holders. In the event of a redemption, the Company’s board of directors may elect to require all holders of warrants to exercise such warrant on a “cashless basis” by surrendering such warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. Such notice of redemption will contain the information necessary to calculate the number of shares of common stock to be received upon exercise of the warrants, including the “fair market value” in such case.
The warrants have an exercise price of $27.80 and will expire on June 9, 2021. The exercise price may be adjusted in certain circumstances, including certain stock dividends and distributions, consolidations, combinations, reverse stock splits or reclassifications of shares of the Company’s common stock or other similar events, recapitalizations, reorganizations, mergers, consolidations, sales or conveyances of the Company.
The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the subscription form set forth in the warrant certificate duly executed, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to the order of the warrant agent, for the number of warrants being exercised. Warrants may be exercised only for a whole number of shares of common stock. No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, the Company will, upon exercise, round down to the nearest whole number the number of shares of common stock to be issued to the warrant holder.

The warrant holders do not have any of the rights of a stockholder of the Company, including, without limitation, the right to receive dividends, or other distributions, exercise any preemptive rights to vote or to consent or to receive notice as stockholders in respect of the meetings of stockholders or the election of directors of the Company or any other matter.

The Company may elect to cause the warrants to be exercisable only on a “cashless” basis under certain circumstances as described in the warrants and the Nexeo Warrant Agreement.

The warrants are not listed on a national securities exchange or any other nationally recognized trading system.

The foregoing description is a summary that is not complete and is qualified in its entirety by reference to the Nexeo Warrant Agreement.

Anti-Takeover Effects

The provisions of the Certificate of Incorporation and the Bylaws summarized below may have an anti-takeover effect.

The Certificate of Incorporation provides that, subject to the special rights of any series of preferred stock, and to the requirements of applicable law, a special meeting of stockholders may be called only by or at the direction of the Company’s directors pursuant to a resolution adopted by a majority of the Company’s directors then in office.

The Certificate of Incorporation provides that stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent in lieu of a meeting.

The Certificate of Incorporation and the Bylaws provide that directors may only be removed from office only for cause and only upon the affirmative vote of holders of at least 75% of the votes to which all the stockholders would be entitled to cast in any election of directors or class of directors.

The Certificate of Incorporation provides that specified provisions of the Certificate of Incorporation may not be amended, altered or repealed unless the amendment is approved by the affirmative vote of the holders of at least 75% of the voting power of the outstanding shares of the Company’s capital stock then entitled to vote generally in the election of directors, voting together as a single class, including the provisions governing management of the Company, the elimination of stockholder action by written consent and the prohibition on the rights of stockholders to call a special meeting, business opportunities, the election for the Company to not be governed by Section 203 of the DGCL, and amendments to the Certificate of Incorporation and Bylaws.

The Certificate of Incorporation and the Bylaws provide that the Bylaws may be amended, altered or repealed, or new bylaws may be adopted, by the affirmative vote of a majority of the Board of Directors, or by the affirmative vote of the holders of at least 75% of the voting power of the outstanding shares of the Company’s capital stock then entitled to vote generally in the election of directors, voting together as a single class.

The Bylaws provide that the Company’s stockholders may propose business to be brought before a meeting of stockholders or nominate directors, subject to specific requirements listed in the Bylaws and only if they provide notice not less than 90 days nor more than 120 days prior to the anniversary date of the previous year’s annual meeting. However, if the date of the annual meeting is advanced by more than 30 days or delayed by more than 70 days from the anniversary date of the immediately preceding annual meeting, a stockholder’s notice must be received not less than 90 days nor more than 120 days prior to the new annual meeting day or not later than the close of business on the 10th day after the first public announcement of the date of the meeting.

Section 203 of the DGCL prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” (i.e. , a stockholder owning 15% or more of the corporation’s outstanding voting stock) for three years following the time that the “interested stockholder” becomes such, under certain circumstances and subject to certain exceptions. The Company has opted out of Section 203 of the DGCL in its certificate of incorporation and is therefore not governed by the terms of this provision of the DGCL.